Contact:
DOV Pharmaceutical, Inc.
Investor Relations and Corporate Communications
(732) 907-3640

DOV Pharmaceutical Announces Modification of Condition and
Extension of Exchange Offer

SOMERSET, NJ, March 7, 2007 - DOV Pharmaceutical, Inc. (PS: DOVP.PK) (“DOV” or the “Company”) announced today that it has modified the condition that at least 99% of the aggregate principal amount of the Debentures be tendered under the Company’s exchange offer for all of its 2.50% Convertible Subordinated Debentures due 2025 (the “Exchange Offer”) to require that at least 96.3% of the Debentures be tendered in the Exchange Offer. DOV is offering to exchange (i) a payment in cash of $212.50 plus 8 shares of new series C convertible preferred stock of the Company, or (ii) a payment in cash of $212.50 plus 8 shares of new series D convertible preferred stock of the Company, for each $1,000 in principal amount of its Debentures. The Exchange Offer, which was scheduled to expire at 5:00 p.m., New York City time, on Wednesday, March 7, 2007, has been extended to 5:00 p.m., New York City time, on Wednesday, March 14, 2007.

As of March 7, 2007, Wells Fargo Bank, N.A., the exchange agent for the Exchange Offer, advised the Company that approximately $67.5 million, or 96.4%, of the outstanding principal amount of Debentures had been validly tendered and not withdrawn.

The Exchange Offer remains subject to the terms and conditions set forth in the Offer to Exchange, dated January 29, 2007, and the related Exchange Offer materials, each as amended to the date hereof, including the modification of the minimum tender condition described above. Other than the modification of the minimum tender condition and the extension of the expiration date of the Exchange Offer, all other terms and conditions of the Exchange Offer set forth in such Offer to Exchange and related Exchange Offer materials, each as amended, remain in full force and effect.

Requests for assistance in connection with the tender of Debentures pursuant to the Exchange Offer may be directed to Wells Fargo Bank, N.A. at (612) 667-9764.

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities.
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Written materials explaining the full terms and conditions of the Exchange Offer are available free of charge at the Securities and Exchange Commission’s website—www.sec.gov. In addition, DOV will provide copies of these documents free of charge to holders of its outstanding Debentures upon request to Investor Relations (732.907.3640).
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150 Pierce Street, Somerset, NJ 08873 (732) 907-3600; (732) 907-3799-fax

About DOV

DOV is a biopharmaceutical company focused on the discovery, acquisition and development of novel drug candidates for central nervous system disorders.  The Company’s product candidates address some of the largest pharmaceutical markets in the world including depression, pain and insomnia.

150 Pierce Street, Somerset, NJ 08873 (732) 907-3600; (732) 907-3799-fax